Filed Pursuant to Rule 433
Registration Statement No. 333-285042
Pricing Term Sheet

Expedia Group, Inc.

Pricing Term Sheet

Issuer:	Expedia Group, Inc.
Guarantors:	Subsidiary Guarantors of the Issuer (as contemplated in the prospectus supplement)
Security Description:	5.400% Senior Notes due 2035
Size:	$1,000,000,000
Maturity:	February 15, 2035
Coupon:	5.400%
Price:	99.316% of face amount
Yield to maturity:	5.490%
Spread to Benchmark Treasury:	T+95 bps
Benchmark Treasury:	4.625% due February 15, 2035
Benchmark Treasury Price and Yield:	100-21+ / 4.540%
Interest Payment Dates:	February 15 and August 15 of each year, commencing August 15, 2025
Redemption Provisions:
Make-whole call:	At any time prior to November 15, 2034, at a discount rate of Treasury plus 15 basis points
Par call:	At any time on or after November 15, 2034
Settlement*:	T+2; February 21, 2025
CUSIP:	30212PBL8
ISIN:	US30212PBL85
Ratings**:	Moody’s: Baa2; S&P: BBB; Fitch: BBB
Minimum denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Bookrunners:
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BNP Paribas Securities Corp.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Manager:	Standard Chartered Bank

*It is expected that delivery of the notes will be made against payment therefor on or about February 21, 2025, which will be the second business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+2”).  Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes prior to one business day preceding the closing date will be required, by virtue of the fact that the notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of notes who wish to trade notes prior to the first business day before settlement should consult their own advisor.

**Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Each of the issuer and the guarantors has filed a registration statement (File No. 333-285042), including a prospectus, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-800-294-1322 or calling J.P. Morgan collect at (212) 834-4533.